_________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from --- to ---

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

125 Broad Street
New York  NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

_____________________________________________________________________

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Financial Report

December 31, 2007

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter

1

Statement of Net Assets Available for Plan Benefits

2

Statement of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4–9

Schedule of Assets Held at End of Year

Schedule 1

Schedule of Nonexempt Transactions

Schedule 2

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc.

   401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held at end of year as of December 31, 2007 and nonexempt transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 27, 2008

Oppenheimer & Co. Inc. 401(k) Plan Statement of Net Assets Available for Plan Benefits
	December 31
	2007	2006
Assets
Participant-directed investments:
Money market fund	$22,269,461	$18,255,525
Mutual funds	135,749,068	122,101,655
Common collective funds	14,794,690	13,492,071
Oppenheimer Holdings Inc. – Common stock	33,865,432	25,633,698
Cash surrender value life insurance policies	540,985	502,418
Participant loans	3,349,107	2,936,216
Total investments at fair value	210,568,743	182,921,583

Contributions receivable:
Employer	5,931,384	5,119,321
Employees	-	684
Total contributions receivable	5,931,384	5,120,005

Cash	314,841	674,747
Other receivable	112,247	46,257
Total assets	216,927,215	188,762,592

Liabilities
Investment trades payable - Net	235,254	247,135
Participant loans payable	-	3,886
Other payable	386	3,565
Total liabilities	235,640	254,586
Net Assets at Fair Value	216,691,575	188,508,006
Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Funds
Relating to Fully Benefit-Responsive Investment
Contracts	203,555	180,641
Net Assets Available for Plan Benefits	$216,895,130	$188,688,647

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits
	Year Ended December 31
	2007	2006
Additions
Contributions:
Employee	$17,728,636	$16,011,746
Employer	5,584,093	4,808,238
Rollover	2,126,034	2,256,066
Total contributions	25,438,763	23,076,050

Investment income (loss):
Interest and dividends	15,804,800	8,250,196
Interest – Participant loans	251,143	198,004
Net realized and unrealized gains (loss):
Mutual funds	(4,534,762)	8,382,341
Common collective fund	385,979	917,726
Oppenheimer Holdings Inc. – Common stock	8,302,797	10,730,787
Total investment income	20,209,957	28,479,054

Total additions	45,648,720	51,555,104

Deductions
Benefits paid to participants and beneficiaries	17,358,517	10,333,170
Administrative expenses	62,704	13,083
Life insurance premium	21,016	30,286

Total deductions	17,442,237	10,376,539

Net Increase in Net Assets Available for Plan Benefits	28,206,483	41,178,565

Net Assets Available for Plan Benefits
Beginning of year	188,688,647	147,510,082

End of year	$216,895,130	$188,688,647

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of the Plan

The following description of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company").  Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire.  Participants who have completed one year of service and are employed on the last day of the Plan Year shall be eligible to receive a discretionary profit-sharing contribution.

During the plan years ended December 31, 2007 and 2006, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary profit-sharing contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50% of compensation, subject to tax deferral limitations established by the Internal Revenue Code.

The Company may contribute to the Plan a discretionary profit-sharing amount (the “Employer Regular Contribution”).  The Employer Regular Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Regular Contributions for the years ended December 31, 2007 and 2006 were determined as follows:

•

2.65% (2007) and 1.70% (2006) of the first $30,000 of a participant’s compensation

•

3.50% (2007) and 3.35% (2006) of the next $10,000 of a participant’s compensation

•

3.00% (2007) and 3.15% (2006) of the next $25,000 of a participant’s compensation

•

3.00% (2007) and 3.00% (2006) of the next $35,000 of a participant’s compensation

•

1.65% (2007) of the next $65,000 of a participant’s compensation and 1.65% (2006) of the next $60,000 of a participant’s compensation

•

0% above $165,000 of a participant’s compensation for 2007 and 0% above $160,000 of a participant’s compensation for 2006

During 2006, if participants elected to receive their Employer Regular Contributions in the form of common stock of Oppenheimer Holdings Inc. (“Holdings”), the Company made an additional contribution of Holdings common stock equal to 15% of the Employer Regular Contribution (the “Employer Stock Contribution”) at the discretion of the Board of Directors.

Note 1 - Description of the Plan (Continued)

Effective January 1, 2007, the Plan was amended and no longer allows for supplemental discretionary contributions including the Employer Stock Contribution.

Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants may direct the investments of their account balances into various investment options offered by the Plan.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years or Service

Vested Percentage

Less than 3 years

0%

3 years but less than 4

20%

4 years but less than 5

40%

5 years but less than 6

60%

6 years but less than 7

80%

7 years or more

100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991.  Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of five years service.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $488,833 and $387,944, respectively.  These accounts will be used to reduce future employer contributions.

Notwithstanding the vesting schedule specified above, a participant shall be 100% vested in his or her Employer Regular Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Note 1 - Description of the Plan (Continued)

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA).  Upon termination, participants become 100 percent vested in their accounts.

Loans to Participants - Loans are made available to all participants and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance.  Loans bear an interest rate of the applicable Treasury rate based on the length of loans plus 4 percent, except for loans inherited from legacy plans.  Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Party-in-interest Transaction – During 2007 there was a nonexempt transaction related to a prohibited loan to the Company. The Company repaid this loan in 2008 and remitted the interest associated with the loan to the Plan in 2008.

Administrative Expenses - Certain plan expenses may be paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation - The Plan's investments are stated at fair value, except for a stable value common collective trust fund.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.  The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments.  Life insurance contracts are stated at cash surrender value as provided in the policies, which approximate fair value.  The money market fund and participant loans are valued at their outstanding balances, which approximate fair value.  All other investments are valued based on quoted market prices.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning after November 15, 2007. The Plan Sponsor is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan's financial statements.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2007	December 31, 2006
Investments – At fair value
Growth Fund of America	$28,996,207	$27,159,551
Washington Mutual Investors Fund	23,597,831	22,822,146
Advantage Primary Liquidity Fund	22,269,461	18,255,525
Oppenheimer Holdings Inc. – Common stock	33,865,432	25,633,698
Oppenheimer Global Fund	13,802,994	12,583,858
PIMCO Total Return Fund	15,268,540	11,910,446

Note 4 – Tax Status

The Plan received a determination letter from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax-exempt treatment under the applicable section of the Internal Revenue Code.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2007	2006
Net assets available for plan benefits per the
financial statements	$216,895,130	$188,688,647
Less:
Amounts allocated to withdrawing participants	(63,099)	(539,587)
Adjustment to fair value for stable value fund	(203,555)	(180,641)
Net assets available for plan benefits
per Form 5500	$216,628,476	$187,968,419

Note 5 - Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net increase in net assets available for plan benefits to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net change in assets available for benefits per the
financial statements	$28,206,483	$41,178,565
Add – Amounts allocated to withdrawing
participants at December 31, 2006 and 2005	539,587	4,105
Less:
Amounts allocated to withdrawing
participants at December 31, 2007 and 2006	63,099	539,587
Adjustment to fair value for stable value
fund	22,914	180,641
Net income per Form 5500	$28,660,057	$40,462,442

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 and 2006 but not yet paid as of that date.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2007

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. –Common Stock **	*	$33,865,432
Reich & Tang	Advantage Primary Liquidity Fund – Money Market Fund	*	22,269,461
SEI Investments	SEI Stable Asset Fund – Common Collective Fund	*	7,893,004
State Street	State Street S&P 500 Index Fund - Common Collective Fund	*	6,901,686
AIM Investments	AIM Small Cap Growth Fund – Mutual Fund	*	7,174,480
AIM Investments	AIM Real Estate Fund - Mutual Fund	*	4,663,487
Artisan Investments	Artisan Mid Cap Fund - Mutual Fund	*	4,645,706
American Funds	Growth Fund of America - Mutual Fund	*	28,996,207
EuroPacific	EuroPacific Growth Fund – Mutual Fund	*	2
Lord Abbett & Company	Lord Abbett Mid Cap Value Fund - Mutual Fund	*	7,188,917
MFS Investment Management	MFS International New Discovery Fund - Mutual Fund	*	10,064,284
Oppenheimer Funds Inc.	Oppenheimer Global Fund - Mutual Fund	*	13,802,994
PIMCO	PIMCO Total Return Fund - Mutual Fund	*	15,268,540
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual Fund	*	10,564,876
Franklin Templeton	Templeton Foreign Fund - Mutual Fund	*	9,781,744
Washington Mutual	Washington Mutual Investors Fund - Mutual Fund	*	23,597,831
Insurance contracts	Policy Number 4000323	*	2,904
	Policy Number 4000364	*	70,060
	Policy Number 4000305	*	28,427
	Policy Number 4000306	*	61,975
	Policy Number 4000338	*	15,513
	Policy Number 4000335	*	4,090
	Policy Number 4000573	*	62,804
	Policy Number 4000370	*	80,751
	Policy Number 4000371	*	79,617
	Policy Number 4000395	*	116,907
	Policy Number 4000353	*	10,842
	Policy Number 4000347	*	7,095

	Participant loans, with interest rates ranging from
	3.50 percent to 9.24 percent	-	3,349,107

	Total investments		$210,568,743
* Cost information not required
** Party-in-interest, as defined by ERISA

Schedule 1                                                       Page 1

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Nonexempt Transactions

Form 5500, Schedule G, PART iii

EIN 13-5657518, Plan Number 001

December 31, 2007

(a) Identity of Party Involved		(b) Relationship to Plan, employer, or other party-in-interest
Oppenheimer & Co. Inc.		Plan Sponsor
(c) Description of transactions including maturity date, rate of interest, collateral, par maturity value
Prohibited loan to Oppenheimer & Co. Inc.
(d) Purchase price	(e) Selling price	(f) Lease rental/loan amount involved	(g) Expenses incurred in connection with transaction
$ -	$ -	$380,588	$ -
(h) Cost of asset	(l) Current value of asset	(j) Net gain (loss) on each transaction
$ -	$ -	$ -

Note : The above information was obtained directly from Form 5500, Schedule G Part III

Schedule 2                                                     Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Robert Neuhoff

Robert Neuhoff, as Executive Vice-President of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 27, 2008

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm